FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

June 26, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is June 26, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer report results from recent drilling at the former La Poma Silver-Lead Mine in Salta Province, Argentina.

Item 5.	Full Description of Material Change

The Issuer reports that it has intersected significant near-surface silver mineralization during recent drill-testing of the former La Poma Silver-Lead Mine in Salta Province, Argentina.  Drillhole LP-08-02 intersected 4 metres of 3.65 oz/t Silver and 4.9% Lead, within which 2 metres returned 6.69 oz/t Silver and 9.3% Lead.  The drill program represents only an initial test of the extensive La Poma epithermal system, and was intended to demonstrate that the previous excellent surface rock sampling results can be replicated at depth.  The system remains open and effectively untested by drilling.

La Poma Drilling Results

In February 2008, the Issuer completed further detailed surface mapping and a short drilling program to demonstrate the depth-continuity of mineralization mapped at surface.  The modest proof-of-concept drill program consisted of two drillholes for a total of 336 metres (Figure 1).

Drillhole DDH-08-LP-01 was designed to test the depth extent of the main western workings.  The hole successfully intersected the mineralized fault at approximately 160 metres below surface, proving a vertical thickness of at least 160 metres.  The hole intersected 33 metres of anomalous mineralization, comprised of carbonate veins with galena, sphalerite, chalcopyrite, chalcosite and possible sulfosalts, indicating that the mineralized zone, which is 6 metres thick at surface, is significantly thicker at depth.

Drillhole DDH-08-LP-02 was designed to test the thickness and grade at shallow depths beneath the eastern workings.  The hole intersected a 5 metre fault zone, located 25 metres below the surface workings, which returned 4 metres of 3.65 oz/t Silver and 4.9% Lead, within which 2 metres returned 6.69% oz/t Silver and 9.3% Lead.

Drill intersection highlights are as follows:

Table 1.  La Poma Drillhole Results

Drillhole	From (metres)	To (metres)	Results
DDH-LP-08-02	32	36	4 metres @ 113.5ppm silver, 4.9% lead
including	32	34	2 metres @ 208.1ppm silver, 9.3% lead
DDH-LP-08-01	204	217	13 metres @ 0.12% lead

These results indicate that the intersection in drillhole LP-08-01 is lower grade than that in drillhole LP-08-02, but also demonstrate a thicker mineralized section at approximately 160 metres below surface.  Only further drilling will determine the extent of higher grade mineralization at these depth extents.

Project Background

The La Poma Mine was in production until 1964, with mine workings extending over a 2,000 metre strike length, having utilised both open pit and underground extraction methods.  In early October 2007, Cardero entered into an option agreement to earn 100% of the La Poma property (see NR07-18).

In total, the Issuer collected 54 surface rock samples, with silver values ranging from 0.4 g/t to 1370 g/t, lead values ranging from below detection to 15.45%, and copper values ranging from below detection to 2.47%.  Mean values from all 54 rock samples collected to date is 250 g/t silver, 5.73% lead, and 0.32% copper.

In late 2007 a total of 12 lines (13,000 metres) of IP were completed in order to determine whether the known productive structures continue to depth in addition to along strike under younger cover.  Interpretation of the data has identified an additional 6 high priority, untested targets, none of which are exposed at surface.

IP can successfully ‘map’ the presence of iron, lead and copper bearing sulphide minerals which are intimately associated with silver mineralization in the La Poma system.  Intense chargeability anomalies, interpreted to represent sulphide mineralization associated with silver, are represented as red and purple colours on Figure 2, together with highlights from surface rock sampling.

Figure 2.  La Poma IP Anomalies and Surface Sampling highlights

Future Work

The Issuer is very excited about the high-grade potential of the project, particularly as drill testing has been minimal to date.  Drill results demonstrate that surface mineralization, extending over more than 2,000 metres of strike length, can be used as an indicator of real potential at depth.  Mineralization has been tested at only two structural levels and remains open, even beyond the known surface exposures.  The six new IP anomalies on the property (Figure 2) remain untested and the potential for discovery of additional sub-parallel mineralized structures (which will require further drilling testing) remains good.

While the Issuer believes that the La Poma project has significant future potential, no further work is planned during 2008 as the Issuer continues to focus on its Peruvian Iron Ore assets.  The project is currently at an advanced stage of exploration, with mapping, sampling, geophysics and two drillholes complete.  In order to progress drill testing to the next stage, the Issuer is seeking a silver-focussed joint venture partner who can commit to drill-testing of the numerous high-priority drill-ready targets.

Qualified Person and Quality Control/Quality Assurance

EurGeol Mr. Keith J. Henderson, the Issuer's Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

The work program at La Poma was designed and supervised by EurGeol Keith J. Henderson, Vice President, Exploration of the Issuer and Tansy O’Connor Parsons, the Issuer’s Senior Geochemist, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously log, tag and track each individual borehole sample, which is then security sealed and shipped to ALS Chemex in Mendoza, Argentina for sample preparation and then to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Issuer personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s La Poma project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability of the Issuer and Newmont to agree on the final terms of the proposed regional exploration alliance with the result that the alliance will not come to fruition, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer or Newmont to obtain any necessary permits, consents or authorizations required for their respective activities, including in connection with the regional exploration alliance, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital to continue its operations or to fund its commitments under the regional exploration alliance with the consequent dilution and possible loss of its interest therein, or to be able to fully implement its planned business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 229

Item 9.	Date of Report

June 26, 2008